UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                    ACP STRATEGIC OPPORTUNITIES FUND II, LLC
                       (Name of Subject Company (issuer))
                        (Name of Filing Person (issuer))

                          UNITS OF BENEFICIAL INTEREST
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                 GARY E. SHUGRUE
                                    PRESIDENT
                         ASCENDANT CAPITAL PARTNERS, LLC
                          1235 WESTLAKES DR., SUITE 130
                                BERWYN, PA 19312
                                 (610) 993-9999
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    COPY TO:
                                  MONICA PARRY
                           MORGAN, LEWIS & BOCKIUS LLP
                            1111 PENNSYLVANIA AVE. NW
                              WASHINGTON, DC 20004

                            CALCULATION OF FILING FEE

Transaction Valuation: $ 3,344,353.87 (a)   Amount of Filing Fee: $ 393.63 (b)

(a) Calculated solely for the purpose of determining the amount of the filing fee. The estimated aggregate maximum purchase price for twenty-five percent of the Issuer's outstanding units of beneficial interest is based on the total net asset value of the Issuer's outstanding units of beneficial interest as of December 13, 2004.

(b)   Calculated at $117.70 per $1,000,000 of the Transaction Valuation.

      |_|Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: ____________________________________

      Form or Registration No.: ____________________________________

      Filing Party: ____________________________________

      Date Filed: ____________________________________

      |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

            Check the appropriate boxes below to designate any transactions to which the statement relates:

            |_|   third-party tender offer subject to Rule 14d-1.

            |X| issuer tender offer subject to Rule 13e-4.

            |_| going-private transaction subject to Rule 13e-3.

            |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

         This Issuer Tender Offer Statement on Schedule TO relates to an offer by ACP Strategic Opportunities Fund II, LLC, a Delaware limited liability company (the "Issuer"), to purchase up to twenty-five percent (25%) of its shares of beneficial interest ("Interests") as are properly tendered and not properly withdrawn no later than 12:00 midnight Eastern time on January 31, 2005, unless extended (the "Expiration Date"). The Issuer is offering to purchase Interests, without interest, net to the participating shareholders ("Investors") in cash, at their net asset value upon the terms and subject to the conditions contained in the Offer to Purchase dated January 3, 2005 and the Letter of Transmittal, which as amended or supplemented from time to time, constitute the Repurchase Offer.

         This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

ITEMS 1 through 9 and 11. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 9 and 11 of this Issuer Tender Offer Statement on Schedule TO.

ITEM 10. FINANCIAL STATEMENTS. Audited financial statements are included in the Issuer's annual report dated December 31, 2003, which was filed on EDGAR on Form N-CSR on March 11, 2004, and are incorporated herein by reference. The unaudited semi-annual financial statements are included in the Issuer's semi-annual report dated June 30, 2004, which was filed on EDGAR on Form N-CSRS on September 1, 2004, and are also incorporated herein by reference.

ITEM 12. EXHIBITS.

EXHIBIT NO.           DESCRIPTION

(a)(1)(i)    Form of Offer to Purchase

(a)(1)(ii)   Form of Letter of Transmittal

(a)(1)(iii) Form of Letter from the Fund to Investors in Connection with Acceptance of Tender of Interests Held by Investors

(a)(1)(iv) Form of Promissory Note for Payment in Connection with Acceptance of Tender of Interests Held by Investors

(a)(1)(v)    Form of Letter to Financial Intermediaries

(a)(1)(vi)   Form of Instructions from Clients of Financial
             Intermediaries

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.  Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 3, 2005            ACP Strategic Opportunities Fund II, LLC

                                    By:  /s/ Gary E. Shugrue
                                         -------------------
                                    Name: Gary E. Shugrue
                                    President

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------

(a)(1)(i)      Form of Offer to Purchase

(a)(1)(ii)     Form of Letter of Transmittal

(a)(1)(iii) Form of Letter from the Fund to Investors in Connection with Acceptance of Tender of Interests Held by Investors

(a)(1)(iv) Form of Promissory Note for Payment in Connection with Acceptance of Tender of Interests Held by Investors

(a)(1)(v)      Form of Letter to Financial Intermediaries

(a)(1)(vi)     Form of Instructions from Clients of Financial Intermediaries